FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, NASDAQ Dubai - Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has granted, on 1 March 2010 (“the Grant Date”),
Share Appreciation Rights (“SARS”) and conditional Performance
Vesting Restricted Shares (“PVRS”) to Messrs NJ Holland and
VP Pillay, director of Gold Fields and its major subsidiaries respectively, as set out below. This offer was accepted by them on 29 and 30 September 2010 respectively.

SARS are offered at a fixed strike price, vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the fair market value at the date of exercise and the fair market value on the allocation date.

PVRS are offered at a zero strike price. In terms of the Plan, certain performance criteria have been imposed, which must be satisfied before the settlement of any PVRS to the participant.
The criteria shall be measured over the three year measurement period. The target performance criteria have been set at a
percentage of the Company’s expected gold production over the three year measurement period. In addition, the number of PVRS to be settled may be increased by up to 300% of the number of
PVRS conditionally awarded to the participant, depending on the performance of the Company relative to its peer group.
Name
NJ Holland
Position
Director
Company
Gold Fields Limited
No of SARS granted
59,000
SARS strike price
R89.76
No of PVRS granted
80,800
PVRS strike price
Nil
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction
Acceptance of SARS allocation
and PVRS award
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest
Direct Beneficial

Name VP Pillay
Position Director
Company
GFI Mining South Africa (Pty)
Ltd, GFL Mining Services Ltd
and other major subsidiaries
No of SARS granted 22,350
SARS strike price R89.76
No of PVRS granted 25,575
PVRS strike price Nil
Class of underlying security
to which rights attach
Ordinary shares
Nature of transaction
Acceptance of SARS allocation
and PVRS award
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial
In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

30 September 2010
Sponsor:
J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2010

GOLD FIELDS LIMITED
By:

Name:     Mr W J Jacobsz
Title:       Senior Vice President: Investor
                Relations and Corporate Affairs